UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Inland Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457461200

(CUSIP Number)

Roberta S. Matlin

Director and Senior Vice President

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461200

1)	Names of Reporting Person: Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship: United States
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 325

	(8)	Shared Voting Power: 10,814,560

	(9)	Sole Dispositive Power: 325

	(10)	Shared Dispositive Power: 10,814,560

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,814,885(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 12.8%(2)

14)	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of June 8, 2009.

(2) The percentage is calculated based on a total of 84,231,177 of the Issuer’s shares of common stock, outstanding as of June 8, 2009.

CUSIP No. 457461200

1)	Names of Reporting Person: The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Delaware
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 10,814,560

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 10,814,560

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,814,560(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 12.8%(2)

14)	Type of Reporting Person (See Instructions) CO, HC

(1) The number of shares reported as beneficially owned is as of June 8, 2009.

(2) The percentage is calculated based on a total of 84,231,177 of the Issuer’s shares of common stock, outstanding as of June 8, 2009.

CUSIP No. 457461200

1)	Names of Reporting Person: Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Delaware
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 10,637,675

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 10,637,675

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,637,675(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 12.6%(2)

14)	Type of Reporting Person (See Instructions) CO, HC

(1) The number of shares reported as beneficially owned is as of June 8, 2009.

(2) The percentage is calculated based on a total of 84,231,177 of the Issuer’s shares of common stock, outstanding as of June 8, 2009.

CUSIP No. 457461200

1)	Names of Reporting Person: Inland Investment Stock Holding Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Nevada
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 7,212,118

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 7,212,118

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,212,118(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.6%(2)

14)	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of June 8, 2009.

(2) The percentage is calculated based on a total of 84,231,177 of the Issuer’s shares of common stock, outstanding as of June 8, 2009.

CUSIP No. 457461200

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by Daniel L. Goodwin, The Inland Group, Inc., Inland Real Estate Investment Corporation and Inland Investment Stock Holding Corporation on February 6, 2009 (the “Initial Statement,” and together with Amendment No. 1, the “Schedule 13D”), in connection with the disclosure of two agreements pledging Shares of IISHC and another subsidiary of TIGI that is not itself a reporting person, a decrease in the percentages owned by the Reporting Persons due to an increase in the number of shares outstanding that resulted from the issuance by the Company of additional Shares, and the entry of Daniel L. Goodwin into a lock-up agreement requested by underwriters in connection with the aforementioned issuance.  Capitalized terms used in this Amendment No. 1 without being defined herein have the meanings given to them in the Initial Statement.

Item 3.                                   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following information:

Pursuant to the Advisory Agreement, Adviser has purchased on behalf of Mr. Goodwin a total of 387,300 Shares for an aggregate price of $2,574,309 from February 5, 2009 through May 28, 2009.  The personal funds of Mr. Goodwin and brokerage account margin loans were the source of consideration for these purchases.

IISHC has purchased a total of 307,658 Shares for an aggregate price of $2,290,475 through its participation in the Company’s distribution reinvestment plan from February 5, 2009 through May 28, 2009.

Item 5.                                   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety:

(a)                                          See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                         See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

CUSIP No. 457461200

(c)                                          During the past 60 days, Mr. Goodwin effected the following Share transactions, one in an underwritten public offering by the Company and two by open market on the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
5/12/2009	Buy	310,000	$6.50
5/20/2009	Buy	8,000	$6.77
5/21/2009	Buy	1,300	$6.55

During the past 60 days, IISHC effected the following Share transactions, each pursuant to the Company’s distribution reinvestment plan:

Date	Type of Transaction	No. of Shares	Price Per Share
4/17/2009	Buy	74,949	$7.68
5/18/2009	Buy	86,471	$6.73

During the past 60 days, no Share transactions have been effected for the accounts of TIGI or IREIC.  To the knowledge of TIGI, IREIC and IISHC, respectively, none of their executive officers and directors has effected any transactions in Shares of the Company in the last 60 days, with the exception of the transactions reported by Mr. Goodwin in this Amendment No. 1,.

(d)                                         None.

(e)                                          Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following information:

On May 11, 2009, Mr. Goodwin signed a lock-up agreement (the “Lock-Up Agreement”) to induce Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, KeyBanc Capital Markets Inc. and BMO Capital Markets Corp. to enter into an Underwriting Agreement with the Company (the “Underwriting Agreement”).  The Underwriting Agreement relates to the recently completed offer and sale of 17,134,700 Shares.  Subject to certain specified exceptions that include Mr. Goodwin’s ability to re-pledge Shares that were already subject to a pledge at the time the Lock-Up Agreement became effective (none of the Shares owned directly by Mr. Goodwin have been pledged), the Lock-Up Agreement generally restricts Mr. Goodwin’s ability to (1) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, certain of his Shares or securities convertible into or exercisable or exchangeable for Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of certain of his Shares.  These restrictions expire August 10, 2009, subject to extension by up to 34 additional days under certain specified circumstances surrounding the release of earnings or other

CUSIP No. 457461200

materials news close to the expiration of the Lock-Up Agreement.  The Lock-Up Agreement is attached to this Schedule 13D as Exhibit 7.5.

IISHC and Partnership Ownership Corporation (“POC”) have pledged 3,156,363 and 100,903 Shares, respectively, to Bank of America, N.A. (“Bank of America”) pursuant to that certain Fourth Amended and Restated Ownership Interests Pledge and Security Agreement, dated July 31, 2008, by and among IREIC, IISHC, Inland Funding Corporation, POC and Bank of America (the “Bank of America Pledge Agreement”).  IISHC and POC pledged the Shares as collateral security for a $55 million revolving line of credit extended to IREIC, the corporate parent of both IISHC and POC.  This credit facility matures on June 30, 2009.  The Bank of America Pledge Agreement and corresponding Third Amended and Restated Credit Agreement dated July 31, 2008 among IREIC, Bank of America, Bank of America Securities LLC and other Lenders, if any, are attached to this Schedule 13D as Exhibits 7.6 and 7.7, respectively.

IISHC has pledged 2,909,090 Shares to JPMorgan Chase Bank, N.A. (“JPMorgan”) pursuant to that certain Pledge Agreement, dated October 31, 2008, by and between IISHC and JPMorgan (the “JPMorgan Pledge Agreement”).  IISHC pledged the Shares as collateral security for the obligations of IREIC under that certain Revolving Loan Agreement, dated October 31, 2008, by and between IREIC and JPMorgan.  The maximum revolving facility is $27.5 million, and the borrowing base is an amount up to 65% of the 30-day average closing trading price of the pledged Shares.  The stated maturity date of the facility is October 31, 2009.  The JPMorgan Pledge Agreement and corresponding Revolving Loan Agreement, dated as of October 31, 2008, by and between IREIC and JPMorgan are attached to this Schedule 13D as Exhibits 7.8 and 7.9, respectively.

Item 7.                                   Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.5	Lock-Up Agreement dated May 11, 2009 by Daniel L. Goodwin

7.6

Fourth Amended and Restated Ownership Interests Pledge and Security Agreement, dated July 31, 2008, by and among Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation and Bank of America, N.A.

7.7	Third Amended and Restated Credit Agreement dated July 31, 2008 among IREIC, Bank of America, Bank of America Securities LLC and other Lenders, if any

7.8	Pledge Agreement, dated October 31, 2008, by and between Inland Investment Stock Holding Corporation and JPMorgan Chase Bank, N.A.

7.9	Revolving Loan Agreement, dated as of October 31, 2008, by and between IREIC and JPMorgan

7.10	Joint Filing Agreement

CUSIP No. 457461200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2009	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: June 9, 2009	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 9, 2009	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: June 9, 2009	INLAND INVESTMENT STOCK HOLDING COMPANY

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President